www.resverlogix.com

RESVERLOGIX

RECEIVED

2007 OCT -2 P 4:22

October 1, 2007

Via Courier

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between September 17, 2007 through September 30, 2007 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

07027054

for: Kelly McNeill
Chief Financial Officer

KM/jch
Enclosures

PROCESSED
OCT 04 2007
THOMSON
FINANCIAL

www.resverlogix.com

RESVERLOGIX

RECEIVED

2007 OCT -2 P 4:42

-35003

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

For Immediate Release TSX Exchange Symbol: **RVX**

Stella M. Thompson Joins Resverlogix Board of Directors

Calgary, AB, September 17, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce today that Stella Thompson has joined the Board of Directors. On the subject of her appointment Stella Thompson said, "I am very pleased to be joining the Board of Resverlogix because of the exciting prospects and the high caliber talent that exists on Board and the management team."

"We are extremely pleased with the addition of Stella Thompson to Resverlogix's Board as she has over thirty years of experience and expertise in corporate governance, with membership on a number of corporate and not-for-profit boards, as well as executive and management positions at a number of large corporations," stated Donald McCaffrey, President and CEO of Resverlogix. "Stella will assist in facilitating strategic, organizational and operational excellence."

Stella M. Thompson is currently principal consultant and co-founder of Governance West Inc., a Calgary based consulting firm specializing in assisting boards of directors to achieve excellence in the governance of their organizations. Currently, Stella serves on a number of Boards including the Atomic Energy of Canada Ltd., Alberta's Electricity Balancing Pool, the Calgary Airport Authority, Genome Alberta and Talisman Energy Inc. In prior years, she also served on a number of publicly traded companies and science based organizations. Prior to commencing her consulting practice and directorships in 1992, Stella worked for over thirty years in diverse roles in the oil and gas business in Australia and Canada with a number of major oil companies. Stella has a BA and an MA in Economics.

About Resverlogix Corp.
Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas™ program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

Website: www.resverlogix.com

-35003

Form 51-102F3
Material Change Report

1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Date of Material Change

September 12, 2007

3. News Release

September 17, 2007 via Marketwire.

4. Summary of Material Change

Resverlogix Corp. ("Resverlogix") announced that Stella Thompson has joined the Board of Directors.

5. Full Description of Material Change

Resverlogix Corp. ("Resverlogix") announced that Stella Thompson has joined the Board of Directors.

Stella M. Thompson is currently principal consultant and co-founder of Governance West Inc., a Calgary based consulting firm specializing in assisting boards of directors to achieve excellence in the governance of their organizations. Currently, Stella serves on a number of Boards including the Atomic Energy of Canada Ltd., Alberta's Electricity Balancing Pool, the Calgary Airport Authority, Genome Alberta and Talisman Energy Inc. In prior years, she also served on a number of publicly traded companies and science based organizations. Prior to commencing her consulting practice and directorships in 1992, Stella worked for over thirty years in diverse roles in the oil and gas business in Australia and Canada with a number of major oil companies. Stella has a BA and an MA in Economics.

6. Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7. Omitted Information

N/A

8. Executive Officer

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. Date of Report

September 17, 2007

END